NO ACT PE 1/6/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025501

Received SEC
FEB 10 2012
Washington, DC 20549

February 10, 2012

Larry Medvinsky
Clifford Chance US LLP
larry.medvinsky@cliffordchance.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-12

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated January 6, 2012

Dear Mr. Medvinsky:

This is in response to your letter dated January 6, 2012 concerning the shareholder proposal submitted to Equity LifeStyle Properties by Pam Bournival. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Pam Bournival

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equity LifeStyle Properties, Inc.
Incoming letter dated January 6, 2012

The proposal relates to customer relations.

There appears to be some basis for your view that Equity LifeStyle Properties may exclude the proposal under rule 14a-8(e)(2) because Equity LifeStyle Properties received it after the deadline for submitting proposals. We note in particular your representation that Equity LifeStyle Properties did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Equity LifeStyle Properties omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Karen Ubell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

C L I F F O R D
C H A N C E

CLIFFORD CHANCE US LLP
31 WEST 52ND STREET
NEW YORK NY 10019 6131
TEL +1 212 878 8000
FAX +1 212 878 8375
www.cliffordchance.com

January 6, 2012

Via e-mail: shareholderproposals@sec.gov

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Relating to Equity LifeStyle Properties, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client, Equity LifeStyle Properties, Inc., a Maryland corporation (the "**Company**"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a stockholder proposal received from Pam Bournival on December 14, 2011 (the "**Proposal**") from the proxy statement, form of proxy and other proxy materials for its 2012 Annual Meeting of Stockholders (the "**2012 Proxy Materials**"). A copy of the Proposal is attached hereto as **Exhibit A** and a copy of the United States Postal Service tracking information is attached as **Exhibit B**.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from its 2012 Proxy Materials to be proper. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Ms. Bournival.

The Proposal May Be Properly Excluded Under Rule 14a-8(e)(2)

Under Rule 14a-8(e)(2), a stockholder proposal submitted for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The proxy statement for the Company's 2011 Annual Meeting of Stockholders was released to stockholders on April 8, 2011. Accordingly, the deadline for receipt of stockholder proposals for inclusion in the 2012 Proxy Materials was determined to be December 9, 2011, and that date was specified in the proxy statement for the Company's 2011 Annual Meeting. Further, Rule 14a8(e)(2) indicates that the deadline for Rule 14a-8 stockholder proposals is no less than 120 days before the release date of last year's proxy statement, unless the date of the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2011 Annual

Meeting of Stockholders was held on May 11, 2011. The Company's 2012 Annual Meeting of Stockholders is currently scheduled to be held on May 8, 2012, but in no event will the date of the meeting be moved more than 30 days from the date of the 2011 Annual Meeting of Stockholders. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for stockholder proposals is that which was disclosed in the Company's 2011 proxy statement, December 9, 2011.

In no-action letters, the Staff has strictly construed the deadline for receipt of stockholder proposals under Rule 14a-8, permitting companies to omit from proxy materials those proposals received after the deadline, even if only by one or two days. *See, e.g., Andrea Electronics Corporation* (avail. Jul. 5, 2011) (permitting the exclusion of a proposal received over a month after the deadline); *The Gap, Inc.* (avail. Mar. 18, 2011) (permitting the exclusion of a proposal received almost two months after the deadline); *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (permitting the exclusion of a proposal received one day after the deadline, even though the proposal was mailed five days earlier); *Johnson & Johnson* (avail. Jan. 13, 2010) (permitting the exclusion of a proposal received one day after the deadline, even though the deadline fell on a federal holiday); *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (permitting the exclusion of a proposal received at the company's principal executive office 20 days after the deadline, even though the proposal was originally sent to the company's former principal office); *City National Corp.* (avail. Jan. 17, 2008) (permitting the exclusion of a proposal received one day after the deadline, even though the proposal was mailed one week earlier). Furthermore, the Staff has recommended that stockholders submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices." *See* Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001).

Thus, consistent with the foregoing precedent, we believe that the Proposal may be properly excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal, while dated December 6, 2011 and mailed on December 7, 2011, was not received until December 14, 2011, as reflected in the attached Exhibit B.

In addition to the foregoing, we believe there are other procedural and substantive bases for excluding the Proposal from the 2012 Proxy Materials.

Based on the foregoing analysis, I hereby respectfully request that the Staff confirm that it will not recommend any enforcement action against the Company if the Proposal is excluded from the Company's 2012 Proxy Materials. I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

C L I F F O R D

C H A N C E

If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 878-8149. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by email at larry.medvinsky@cliffordchance.com or fax at (212) 878-8375 when it is available.

Thank you for your consideration of this matter.

Very truly yours,

Larry Medvinsky

Enclosures

cc: Kenneth Kroot
Martina Linders
Pam Bournival

C L I F F O R D

C H A N C E

EXHIBIT A

December 6, 2011

Kenneth A. Kroot
Senior Vice President, Secretary and General Counsel
Two North Riverside Plaza Suite 800
Chicago, IL 60606

Dear Mr. Kroot:

Since we last corresponded there has been a lot of communication with other employees of ELS regarding my concern about shareholder value in light of the deteriorating infrastructures of the communities which make up the portfolio of this real estate investment trust. In light of the recent purchases of communities from Hometown America, my concern has deepened to the extent that I feel compelled to file the attached shareholder resolution. It all boils down to Customer Relations.

I own 100 shares of common stock held at Scottrade and qualify to file a resolution. I plan to attend the shareholder meeting in 2012. I also plan to review the list of shareholders and request a meeting with Mr. Heneghan.

Sincerely,

Pam Bournival

*** FISMA & OMB Memorandum M-07-16 ***

Sent via Certified Mail 7010 0290 0001 0619 8806
cc: SEC

Rule 14a-8 specifies that companies must notify the Commission when they intend to exclude a shareholder's proposal from their proxy materials. This notice goes to the staff of the Division of Corporation Finance. In the notice, the company provides the staff with a discussion of the basis or bases upon which the company intends to exclude the proposal and requests that

Where to Mail or Fax Your Correspondence:
U.S. Securities and Exchange Commission
Office of Investor Education and Advocacy
100 F Street, N.E.
Washington, DC 20549-0213
Fax: (202) 772-9295

Improve Customer Relations
2012 - ELS Inc.

WHEREAS:
As a shareholder, a resident in an ELS-owned mobile home community, past-President and current Vice President/ Homeowners of my community's Homeowners Association, I have direct personal experience in the approach ELS has taken in its dealings with its customers. I have also discussed these issues with representatives from close to 100 other ELS communities through an informal group I helped organize, Networking for Progress.

The reputation that our Company has established with its customers is not good. When something needs to be done, even if the local ELS managers agree, the corporate approach is to submit it to a hierarchy and eventually to Chicago and wait. Resident dissatisfaction with this system is predictable.

Capital expenditures are requested by the local manager for planned replacement or revision of physical infrastructure during the budget planning process. This planning is done on a calendar year basis, yet the funds for projects planned for a specific year seem to not be released by Chicago until late in that year. As a result, residents' level of satisfaction suffers again. And these residents are the customers who pay the rentals that are the revenue of the Company.

In part as a result of these issues, many homes in ELS communities have been and continue to be put up for sale by dissatisfied residents who no longer feel that the cost of the rent provides value. Indeed, many homes cannot be sold at any price and are being abandoned by their owners. So far it has largely been the homeowners who have absorbed the loss of value, while the Company has continued to receive the rental revenue. If the viability of the community as a community continues to erode, revenue will decline as well.

ELS has an ongoing difficulty with dealing in good faith with the communities and with governmental bureaucracies. Here, our Company's reputation with its customers is lacking.

RESOLVED: The shareholders urge the Board of Directors:

- to appoint a committee, including current tenant/homeowners, to research this issue and report back to the Board.

DISCUSSION: The benefit to our business, in the long term, of addressing these issues now is important. **Customers are our lifeblood.**

Sponsor:
Pamela Bournival, 100 shares common stock held at Scottrade

Pam Bournival

CERTIFIED MAIL

7010 0290 0001 0619 8806

TAMPA FL 335
PM
07 DEC
2011

1000

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*** FISMA & OMB Memorandum M-07-16 ***

Kenneth Kroot, Secretary
DEC 14 2011
ELS
Two North Riverside Plaza
Suite 800
Chicago, IL 60606